

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 17, 2009

Mr. Wayne M. Morrison
Vice President
Nord Resources Corp.
One West Wetmore Road, Suite 203
Tucson, Arizona 85705

      Re: Nord Resources Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 31, 2009
              File No. 1-08733

Dear Mr. Morrison:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief